STRATHMORE GROUP LLC

Audited Statement of Financial Condition

As of March 31, 2023

STRATHMORE GROUP LLC

STATEMENT OF FINANCIAL CONDITION,

MARCH 31, 2023

CONTENTS

VICTOR MOKUOLU, CPA PLLC
Accounting | Advisory | Assurance & Audit | Tax

Report of Independent Registered Public Accounting Firm

To: Sole Member
Strathmore Group, LLC

We have reviewed the management's statements, included in the accompanying Strathmore Group, LLC's Management Exemption Report, in which Strathmore Group (the "Company") states that:

1. the Company does not claim an exemption under paragraph (k) of 17 C.F.R §240. 15c3.-3, and
2. the Company is filing an exemption report relying on Footnote 74 of SEC Release 34-70073 adopting to 17 C.F.R. §240.17a-5, because:

    i. the Company limits its business activities exclusively to engaging in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB;
    ii. the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to Customers;
    iii. the Company did not carry accounts of or for customers; and
    iv. the Company did not carry PAB accounts, as defined in SEC Rule 15c3-3, and

3. the Company complied with the identified Footnote 74 provisions throughout the year ended March 31, 2023 without exception.

The Company's management is responsible for compliance with the provisions of Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R §240.17a-5, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R §240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on Management's Statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to Management's Statements referred to above for them to be fairly states, in all material respects.

Victor Mokuolu, CPA PLLC

Houston, Texas,
June 20, 2023
PCAOB ID: 06771

www.vmcpafirm.com | Ph: 713.588.6622 | Fax: 1.833.694.1494 | ask@vmcpafirm.com

STRATHMORE GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2023

<u>ASSETS</u>

Cash	$	132,172
Accounts receivable		120,000
Other Receivables		1,523
Prepaid expenses and other assets		1,548
TOTAL ASSETS	$	255,243

<u>LIABILITIES AND SHAREHOLDER'S EQUITY</u>

LIABILITIES

Accrued expenses and other liabilities	8,990
TOTAL LIABILITIES	8,990
MEMBER'S EQUITY	246,253
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 255,243

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Strathmore Group, LLC (the "Company") is a securities broker-dealer located in New York State. It is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), both effective May 1, 2020. The Company was incorporated in the State of Delaware as of December 10, 2018. It has a single-Member (the "Member").
The Company operates as a Capital Acquisition Broker ("CAB") with two lines of business: the private placement of securities; and providing associated advisory services.
As a regulated Capital Acquisition Broker, the Company's operating activities are specified by SEC and FINRA regulations, including its: authorized lines of business; investor accreditation criteria; and exemption from SEC Rule 15c3-3.
A limited liability company is a hybrid business entity that combines the taxation feature of a flow-through entity, such as a partnership or sole proprietorship, with the loss limitation feature of a corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Board's ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

Cash
The Company maintains a bank account with a major financial institution. The Company's cash balance may at times exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000. The cash balance of $132,172 at March 31, 2023 did not exceed the FDIC limit. The Company has defined cash equivalents as highly liquid investments with original maturities of less than three months. There were no cash equivalents as of March 31, 2023.

Accounts Receivable
Accounts receivable of $120,000 at March 31, 2023 are stated at net realizable value. No allowance for doubtful accounts was required based upon the Company's assessment in accordance with ASC 326, Financial Instruments – Current Expected Credit Losses ("CECL"). This standard requires the immediate recognition of estimated credit losses expected over the life of the financial asset.

The Company's CECL evaluation considered factors such as historical experience; credit quality; terms; balances; current and future economic conditions; and other matters relevant to collectability.

2. *Summary of Significant Accounting Policies - continued*

Income Taxes

As a single-Member LLC, the Company is treated as a disregarded entity for federal and New York State income tax purposes. Accordingly, the Member is personally responsible for the federal and state income taxes on the Company's taxable income. Therefore, no provision for federal and state income taxes was made in these financial statements.

3. *Accounts Receivable*

Accounts receivable from private placement contracts as of March 31, 2023 amounted to $120,000.

4. *Customer Concentration*

The Company's business model is to focus on select customer engagements. Accordingly, it typically has a small number of active customer engagements at any point in time. For the year ended March 31, 2023, all revenue was from three customer engagements.

5. *Related Party Transactions*

Related party transactions for rent, taxes, compensation, and general administrative expenses totaled $662,375. The Company rents its office from the Member under a month-to-month agreement. The balance payable as of March 31, 2023 was $0.
The Company made the short-term lease election to exempt its office lease from the accounting requirements of ASC 842, Leases.

6. *Net Capital Requirements*

The Company is subject to SEC Rule 15c3-1 Computation of Net Capital ("Rule 15c3-1"), which requires the maintenance of minimum Net Capital equivalent to the greater of $5,000 or 6-2/3% of Aggregate Indebtedness at March 31, 2023, both as defined. Rule 15c3-1 also requires that the ratio of Aggregate Indebtedness to Net Capital shall not exceed 15 to 1. Further, Rule 15c3-1 provides that equity capital may not be withdrawn, or cash dividends paid if the resulting Net Capital ratio would exceed 10 to 1.

At March 31, 2023, the Company had Net Capital of $123,182 which was $118,182 in excess of its required minimum of $5,000. The Company's ratio of Aggregate Indebtedness to Net Capital was 7.30 to 1.

7. Commitments and Contingencies

The Company may be involved in litigation, claims and regulatory actions arising out of its business as a securities broker-dealer. The Company is not aware of any such matters for the year ended March 31, 2023. The Company had no commitments, guarantees or indemnifications as of March 31, 2023.

8. Recently Issued Accounting Pronouncements

The Company is subject to ongoing revisions to the GAAP standards in effect applicable to the preparation of its financial statements. The Company has either evaluated or is currently evaluating the impact of pending FASB pronouncements. The Company believes that these future standards will not have a material impact on its financial statements.

10. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued. No material subsequent events occurred that were required to be recognized or disclosed in the Company's financial statements.